27 CERTIFICATES OF QUALIFIED PERSONS

27.1 Pierre Desautels, P.Geo.

I, Joseph Rosaire Pierre Desautels, P.Geo, of Barrie, Ontario, do hereby certify that as one of the qualified person (QP) of this Technical Report, Updated Technical Report on the NorthMet Deposit dated 12 October 2012; and hereby make the following statements:

- I am a Principal Geologist with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.
- I am a graduate of Ottawa University (B.Sc. Hons., 1978).
- I am a member in good standing of the Association of Professional Geoscientists of Ontario, Registration #1362.
- I have practiced my profession in the mining industry continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience with respect to resource modeling includes 30 years' experience in the mining sector covering database, mine geology, grade control, and resource modeling. I was involved in numerous projects around the world in both base metals and precious metals deposits.
- I visited the Project site from March 21st to March 23rd, 2007, and again from August 27th to August 29th, 2007, for a period of six days in total.
- I am responsible for the geology and resource portion of section 1, the complete section 2 and 3, section 4 with exceptions made for portion of the text that are outside my area of expertise and where I relied on the opinion of other experts as stated in section 3 of this report, the complete section 5 to 12, section 14, 23, 24 and a portion of section 25 and 26 of the technical report titled Updated Technical Report on the NorthMet Deposit.
- As of the date of this Certificate, to my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer (PolyMet Mining Inc. (PolyMet)) as defined by Section 1.5 of the Instrument.
- I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 29th day of October 2012, at Barrie, Ontario.

PROFESSIONAL GEOSCIENTISTS ONTARIO
PIERRE DESAUTELS
PRACTISING MEMBER
1362

Pierre Desautels, P.Geo.